October 24, 2012

To:	Securities and Exchange Commission

Re:	Mindesta Inc. 2011 10-K
File No. 000-30651

Dear Sirs:

In response to the Securities and Exchange Commission’s letter of October 16, 2012, the Company responds as follows:

In the Company’s 10Q for the quarter ended September 30, 2012, and the 10K for the year ended December 31, 2012, the Company will describe the optioned mineral concessions in more detail, describe the process by which mineral concessions are awarded in Somaliland, disclose all payments or work requirements to retain the concessions including quantification and timing of all necessary payments, annual maintenance fees, etc. and disclose who is responsible for paying these fees. Please note the Option Agreement did not become effective until January, 2012.

A copy of the Option Agreement is attached hereto.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly

Gregory Bowes, CEO
(signed)